Exhibit 17.1

February 28, 2012

United American Petroleum Corp.
9600 Great Hills Trail, Suite 150W
Austin, TX 78759

Attn: Board of Directors

I hereby tender and submit my resignation as Treasurer and a director of United American Petroleum Corp., a Nevada corporation (“Company”), effective on this 28th day of February 2012.  Such resignation is not the result of any disagreement with the policies, practices or procedures of the Company.

I appreciate the time I have spent with the Company and the opportunity to work with you all. Of course, I am happy to assist with the transition to the extent necessary.

Sincerely,

/s/ Christian Negri
Christian Negri